CROSSHAIR EXPLORATION & MINING CORP.
Suite 1240, 1140 West Pender Street
Vancouver, B.C.  V6E 4G1

August 14, 2007

J. Wayne Pickett
37 Wintergreen Road
Conception Bay South, NL  A1W 4V5

Dear Wayne:

Re:

Employment with Crosshair Exploration & Mining Corp. (the “Company”)

The Company is pleased to congratulate you on your promotion to Vice President Exploration effective August 14, 2007.

In recognition of your new position, the Company will immediately pay to you a bonus in the amount of C$20,000, less statutory deductions, being the bonus contemplated under the Executive Employment Agreement dated October 1, 2006 (the “Original Agreement”) between the Company and yourself.

Going forward, the Company will pay to you a bonus of up to C$50,000 per year, less statutory deductions, to be paid quarterly, based on the Company’s fiscal periods.  The amount of this bonus shall be determined by the Company’s Compensation Committee based on its assessment of the Company’s financial circumstances and your performance, having regard to such factors as the success of the Company’s exploration programs, your performance in your role as manager of the Company’s St. John’s, NL office, the quality and punctuality of your reporting to the CEO and Board of Directors, peer group compensation comparisons and any other criteria the Compensation Committee deems relevant.

The Company will also immediately grant to you options to purchase up to 100,000 common shares in the capital of the Company at an exercise price of $1.54.  These options will be subject to vesting over a two year period and will expire on August 14, 2012.

All other terms and provisions of the Original Agreement remain in full force and effect.

If the foregoing meets with your approval, kindly sign and return the enclosed copy of this letter.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito

Mark J. Morabito

President and CEO

/jlb

Agreed to and accepted this ____ day of August, 2007.

/s/ J. Wayne Pickett

J. Wayne Pickett